(j)(2)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ING Mutual Funds

We consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information for ING Global Perspectives Fund, a series of ING Mutual Funds.

Boston, Massachusetts

March 27, 2013